Mail Stop 3561

August 24, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Michael Weiner, Chief Executive Officer
New Frontier Media, Inc.
7007 Winchester Circle
Suite 200
Boulder, Colorado 80301

> **Re:** **New Frontier Media, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed June 13, 2006**
> **File No. 000-23697**

Dear Mr. Weiner:

We have reviewed your filing, solely for the issues identified below, and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended March 31, 2006

Notes to Consolidated Financial Statements, page F-10
Note 1. Organization and Summary of Significant Accounting Policies, page F-10
Reclassifications, page F-11

1.   We note that the furniture and equipment and deferred lease liability balances as
        of March 31, 2005 have been adjusted. It appears to us as though this is a
        correction of an error in that certain lease amounts were inadvertently not
        recorded in the proper period. Please tell us why you did not restate your
        financial statements and provide disclosures in accordance with APB 20 for
        correction of an error.

Recoupable costs and Producer Advances, page F-13

2.   We note that you capitalize these costs and prepayments on your balance sheet.
        We further note that the producer advances are not refundable. Please tell us, and
        revise future filings to disclose, the exact nature of these balances and the
        accounting literature upon which you relied for capitalization. Furthermore,
        please clarify how you recognize these prepaid costs into expense and when.
        Include in your response under what circumstances would you lose the amounts
        paid to a producer as a non refundable advance.

Revenue Recognition, page F-14

3.   Per disclosure in the MRG Entertainment financial statements, on page F-6 of the
        Form 8-K dated February 10, 2006, we see that deferred revenue on the balance
        sheet includes the entire license fee collected, including amounts payable to
        producers. Please provide us with sample journal entries you record in these
        types of transactions, as we note from page F-14 of your financial statements, you
        record the revenues from such transactions on a net basis under EITF 99-19.
        Clarify for us in your response the impact on your balance sheet from these
        transactions if you record these revenues on a net basis.

Note 6. Acquisitions, page F-19

4.   Please tell us and explain in future filings, the factors that contributed to a
        purchase price that resulted in recognition of a significant amount of goodwill in
        accordance with paragraph 51(b) of SFAS 141.

5.   We note the disclosure indicating that if certain EBITDA targets are met, the
        Company is required to make three earn-out payments totaling $2.0 million over
        three years in connection with the MRG acquisition transaction. We also note that
        these earn-out payments will be an additional expense for this segment. Please tell
        us and explain in future filings why these contingent payments will be accounted
        for as an expense rather than as additional purchase price for the acquisition
        transaction. Your response and your revised disclosure should indicate whether
        continued employment is required for the parties to earn these payments and
        should explain in detail why the planned treatment is in accordance with SFAS
        No.141 and EITF 95-8.

Form 8-K filed August 8, 2006

6.   We note the disclosure of EBITDA for each of the Pay TV, Internet and Film
        Production segments. However, your reconciliation of this non-GAAP measure
        to the most comparable GAAP measure only reconciles your total net income to
        EBITDA and adjusted EBITDA. Please revise all future filings to separately
        present and reconcile each non-GAAP measure reported to the most comparable
        GAAP measure.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief